Exhibit (a)(1)(I)
For Financial Inquiries:
Sybase Investor Relations
Lynne Farris
(925) 236-8797
lynne.farris@sybase.com
Charlie Chen
(925) 236-6015
charles.chen@sybase.com
For Press Inquiries:
Sybase Public Relations
Crystal Lu
(925) 236-6431
crystal.lu@sybase.com
SYBASE COMMENCES $300 MILLION MODIFIED DUTCH AUCTION TENDER OFFER
DUBLIN, Calif. — March 10, 2008— Sybase, Inc. (NYSE: SY), a leading provider of enterprise infrastructure and mobile software, today announced it has commenced its previously announced modified Dutch auction tender offer to purchase up to $300 million of its common stock, at a price range of $28 to $30 per share. The number of shares proposed to be purchased in the tender offer represents approximately 11.6% of Sybase’s currently outstanding shares, at the mid-point of the price range.
The tender offer will expire at 5:00 p.m. Eastern Time on Monday, April 7, 2008, unless extended by Sybase. Tenders of Sybase’s common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.
The modified Dutch auction will allow stockholders to indicate how many shares and at which price within the company’s specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering stockholders, the company will determine the lowest price per share within the range that will enable it to purchase up to 10,000,000 shares, or such lesser number of shares as are properly tendered. All shares accepted in the tender offer will be purchased at the same price per share even if the stockholder tendered at a lower price. If the price per share determined in the tender is less than $30, the Company expects to purchase additional shares such that a total of $300 million is used to purchase the Company’s shares. If stockholders tender more than $300 million worth of shares at or below the determined purchase price per share, Sybase will purchase $300 million of shares, subject to proration.
The tender is subject to conditions and other terms set forth in the tender offer materials that are being distributed to stockholders and filed with the Securities and Exchange Commission (SEC) today.
None of Sybase, its directors and officers, the dealer manager, or the information agent is making any recommendation to stockholders on whether to tender their shares. Stockholders must decide how many shares they will tender, if any, and the price within the specified range at which they will tender their shares for purchase by the Company.
Sybase’s directors and executive officers have advised Sybase that they do not intend to tender any of their shares in the tender offer.
Merrill, Lynch, Pierce, Fenner & Smith Incorporated is acting as the dealer manager for the tender offer, and the information agent is Innisfree M&A Incorporated. The depositary is American Stock Transfer & Trust Company. The offer to purchase, letter of transmittal, and related documents are being mailed to stockholders of record and will be made available for distribution to beneficial owners of Sybase’s shares. For questions and information, please call the information agent toll free at (877) 456-3463 (banks and brokers call collect at (212) 750-5833).
This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of Sybase common stock. The solicitation of offers to buy shares of Sybase common stock will only be made pursuant to the Offer to Purchase, dated March 10, 2008 (as may be amended or supplemented), the related letter of transmittal, and other related documents that Sybase is sending to its stockholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are being distributed by the Company to the Company’s stockholders at no expense to them. In additional, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Website at www.sec.gov and from the information agent.
About Sybase, Inc.
Sybase is the largest enterprise software and services company exclusively focused on managing and mobilizing information. With our global solutions, enterprises can extend their information securely and make it useful for people anywhere using any device. The world’s most critical data in commerce, finance, government, healthcare, and defense runs on Sybase. For more information, visit the Sybase Website at http://www.sybase.com.
Forward-Looking Statements
This press release contains forward-looking statements, such as references to completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risk and uncertainties and are not guarantees of future performance. Results may differ due to various factors, such as the possibility that stockholders may not tender their shares in the tender offer, or to other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the Securities and Exchange Commission, including our Schedule TO and the documents referred to therein.
The statements presented in this press release speak only as of the date of the release. Please note that except as required by applicable law, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.
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